FLAMEL TECHNOLOGIES S.A.

EXHIBIT 99.1

Flamel Technologies Announces Termination of License Agreement for Long-Acting Insulin

     Lyon, France, September 16, 2004 Flamel Technologies (NASDAQ:FLML) announced today termination of the license agreement dated August 26, 2003 between the Flamel and Bristol-Myers Squibb Company (“BMS”) for Flamel’s formulation of long-acting human insulin (the “License Agreement”).

     BMS informed Flamel in a letter dated today that it has decided not to progress with Flamel to develop long-acting insulin. BMS said in the letter that it had made this decision for commercial and other reasons, including reallocation of resources behind other pipeline projects.

     Gerard Soula, founder, president and chief executive officer of Flamel Technologies, said: “We are disappointed by the decision of BMS to terminate this partnership, but we respect their commercial decision. We will look actively for a new partner for this highly promising product.”

     Pursuant to the License Agreement, the termination will take effect in December, 2004. Various payments will be made by BMS to Flamel pursuant to the License Agreement. As a result of the termination, Flamel will recognize the balance of the initial upfront payment from BMS (approximately 13 million Euros) as income from this payment in the remaining two quarters of 2004.

     Concurrently with this release, Flamel is also announcing today by separate releases two additional matters: the initiation of Phase III clinical trials by GSK of a Flamel Micropump® formulation of a major drug; and execution of a new license agreement with TAP Pharmaceutical Products Inc. for a long-acting Micropump® formulation of lansoprazole, the active ingredient in Tap’s product, Prevacid®.

     A conference call will be held at 8:00 a.m. Eastern Time on September 17, 2004 to discuss the matters contained in the three press releases. The dial-in number is 800-374-1498 (706-634-7261 from outside the USA and Canada). The pass code is 9986675.

     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste- masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

     This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.